T3/11

BB 3/3

03001866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH, D.C. 155

SEC FILE NUMBER
8-39513

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McMahan Securities Co. L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Ziegler (203) 618-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As
Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Norman Ziegler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMahan Securities Co. L.P., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

MARIE E. JEAN-PIERRE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCMAHAN SECURITIES CO. L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Partners
McMahan Securities Co. L.P.
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of McMahan Securities Co. L.P. as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McMahan Securities Co. L.P. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 7, 2003

MCMAHAN SECURITIES CO. L.P.

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash	$ 433,223
Securities owned, at market	101,672,934
Investment in Veritas High Yield Arbitrage Fund, L.L.C., at fair value	5,321,866
Interest and dividends receivable	561,587
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,199,728)	1,295,762
Investment in limited partnership	4,579,558
Other assets	682,025
	$ 114,546,955
LIABILITIES	
Securities sold, not yet purchased, at market	$ 46,460,934
Due to broker	18,957,425
Accrued expenses and other liabilities	4,301,000
	69,719,359
Commitment	
PARTNERSHIP CAPITAL	44,827,596
	$ 114,546,955

See notes to statement of financial condition

MCMAHAN SECURITIES CO. L.P.

Notes to Statement of Financial Condition
December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] McMahan Securities Co. L.P. (the "Partnership") is a registered broker/dealer, and is principally engaged in proprietary trading and investment activities. The Partnership also introduces institutional customers to the correspondent broker and earns commissions on their transactions.

[2] Security transactions are recorded on a trade date basis. Securities owned and securities sold but not yet purchased are valued at market value with unrealized gains or losses reflected in operations.

[3] Furniture, fixtures, office equipment, and leasehold improvements are carried at cost. Depreciation of furniture, fixtures and office equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease.

[4] Investment in a limited partnership, which is held for long-term operating purposes, is accounted for under the equity method. Under this method, the investment is adjusted for the Partnership's share of the net income or loss from the related company.

[5] The Partnership has an investment in Veritas High Yield Arbitrage Fund, L.L.C., which is carried at its approximate fair value.

[6] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expense during the reporting period. Actual results could differ from those estimates.

NOTE B - INCOME TAXES

No provision has been made for income taxes since these taxes are the responsibility of the individual partners.

NOTE C - INVESTMENT IN A LIMITED PARTNERSHIP

The Partnership has a limited partnership interest in Greentree Mortgage Co., L.P., a Delaware Limited Partnership ("GMC"). GMC is engaged in the business of originating, selling and servicing mortgage loans on residential property. At December 31, 2002, the Partnership shares in 50% of the net income or loss. The corporate general partner of GMC (an entity wholly owned by one of the general partners of the Partnership) shares in the other 50% of the income or loss. As of December 31, 2002, the Partnership's interest in net assets of GMC was approximately $4.6 million. The following table summarizes selected financial information of GMC for the year ended December 31, 2002 (in millions):

Total assets	$ 20.1
Total liabilities	$ 12.7
Total capital	$ 7.4

NOTE D - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule promulgated by the Securities and Exchange Commission and has elected to comply with the alternative net capital computation provided in the Rule. The Rule requires the Partnership to maintain a minimum of $250,000 of net capital. At December 31, 2002, the Partnership had net capital of approximately $13,114,000, which exceeded requirements by approximately $12,864,000.

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby the Partnership will incur a loss if the market value of the securities increases over amounts recognized in the statement of financial condition. Generally, the Partnership limits its risk by holding offsetting security positions.

Substantially all of the Partnership's cash and securities positions are held by a custodian broker. The Partnership's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Partnership clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Partnership to risk and potential loss.

NOTE F - COMMITMENT

The Partnership has a noncancellable lease for office space, which expires on September 30, 2006. The lease is subject to escalations for increases in real estate taxes and operating costs. The minimum annual rentals are as follows:

Year Ending December 31,	Minimum Rentals
2003	$ 583,375
2004	583,375
2005	583,375
2006	437,531
	$ 2,187,656

NOTE G - 401(K) SAVINGS AND PROFIT SHARING PLAN

The Partnership maintains a 401(k) savings and profit sharing plan (the "Plan"). Full time employees who have completed 3 months of service and have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Company, at its discretion, may make contributions to the Plan.

MCMAHAN SECURITIES CO. L.P.

Notes to Statement of Financial Condition
December 31, 2002

NOTE H - SUBSEQUENT EVENTS

Additional capital contributions aggregating approximately $100,000 were contributed to the Partnership by certain limited partners and approximately $1,819,000 were withdrawn by certain limited partners subsequent to the balance sheet date through February 1, 2003.